FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 29, 2004**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



EQUANT ANNOUNCES FIRST QUARTER 2004 REVENUES

AMSTERDAM, The Netherlands - (April 28, 2004) - Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its revenues for the first quarter of 2004.

Revenues

The Company's revenues for the first quarter of 2004 were $704 million, a reduction of 4.2 percent compared with the first quarter 2003. Reduced revenues from the Company's indirect channels, particularly SITA, offset growth in Fulfillment, Messaging, Hosting and Security and Other Services. Revenues from Network Services direct were essentially flat. Compared with the first quarter 2003, foreign exchange movements had a positive effect of approximately $30 million or 3.9 percent. On a pro forma basis [1] the Company's revenues declined by 7.9 percent.

This performance reflects accelerated changes in the corporate solution market, with customers moving towards lower cost IP based connections, and an increased price pressure on network services. It further validates Equant's strategy to expand in communication infrastructure solutions, as evidenced by the recent deal signed with JT International, a six year contract valued at $144 million and the growth in Messaging, Hosting and Security Services.

Revenue Details: (Unaudited; US dollars in millions, in accordance with French GAAP):

	Q1 2004 **Actual**	Q1 2003 **Actual**	% Better/ (Worse)	% Better/(Worse) on a pro forma basis
Network Services:- Direct	333.5	335.5	(0.6)	(4.8)
Network Services:- Indirect [2]	55.0	72.2	(23.8)	(27.1)
Total Network Services	**388.5**	**407.7**	**(4.7)**	**(8.7)**
Fulfillment	34.1	26.9	26.8	23.1
Messaging, Hosting and Security	34.3	27.5	24.7	8.2
Other Integration Services	40.5	48.4	(16.3)	(18.7)
Total Integration Services	**108.9**	**102.8**	**5.9**	**0.3**
Other Services	66.3	51.5	28.7	16.3
SITA	140.7	173.0	(18.7)	(18.7)
Total Revenues	**704.4**	**735.0**	**(4.2)**	**(7.9)**

Notes:
 (1) Pro forma: to provide a basis for comparison, the Company has adjusted the revenues for the first quarter of 2003 to reflect the exchange rates applicable to the first quarter of 2004.
(2) Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint and other wholesale channels.

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Network Services

Revenues for Network Services decreased 4.7 percent to $389 million and on pro forma basis by 8.7 percent. The Company's Network Services direct revenues in the first quarter of 2004 were broadly flat compared with the first quarter of 2003 but include a benefit of $15 million from favorable foreign currency movements. On a pro forma basis, revenues were down compared with the first quarter of 2003 as a result of a higher level of disconnections, particularly in North America, as customers move from older technology to lower cost IP solutions. Network Services indirect channel revenues reduced by 23.8 percent to $55 million in the first quarter of 2004 compared with the first quarter of 2003. The decline was mainly due to a reduction in billings to Sprint, Deutsche Telekom and Radianz.

During the quarter, France Telecom and the Company announced that the AXA Group had signed a services solutions contract to optimize the performance and efficiency of its telecommunications infrastructure. The Company's share of the revenues from the contract should be in excess of $80 million over six years.

As planned we have expanded our IP VPN coverage by integrating satellite and DSL accesses to broaden the addressable customer base. The French and Dutch Ministries of Foreign Affairs have already taken up these new services.

Integration Services

Revenues from Integration Services increased 5.9 percent, to $109 million in the first quarter of 2004. Compared with the first quarter of 2003, fulfillment revenues increased by 26.8 percent with strong growth in the European, Middle East and Africa region. Messaging, Hosting and Security revenues grew by 24.7 percent in the first quarter of 2004 compared with the first quarter of 2003 benefiting from the positive effects of currency movements. In the first quarter of 2004, Other Integration Services revenues showed a decline of 16.3 percent compared with the first quarter of 2003 mainly as a result of weak demand in the US for small enterprise contracted computer maintenance.

During the quarter, the Company announced the availability of Microsoft® Exchange Server based solutions for global enterprises offering a reduction of up to 20 percent in the total cost of ownership.

Other Services

Revenues from other services totaled $66 million in the first quarter of 2004, compared with $52 million in the first quarter of 2003. The increase reflects the additional voice revenues from new outsourced contracts, as well as increased product management fees from France Telecom Transpac, resulting from a change in the pricing structure of the Transpac contract. The recently announced contract with STMicroelectronics includes a significant Voice over IP component and highlights the benefits of Equant's convergence solutions for large multinational companies.

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Equant, page 3

SITA

Revenues from SITA were $141 million in the first quarter of 2004 declining from $173 million in the first quarter of 2003, due to the expiry of the minimum revenue commitment and lower activity levels.

Outlook

As indicated when the Company announced its 2003 full year results, it expected the environment for corporate business solutions to remain challenging, particularly in the first half of 2004. The Company continues to expect that the first half of 2004 will be challenging but that the second half of 2004 should show some improvement.

In the first quarter of 2004, exchange rate movements have materially affected the Company's results. Revenues were positively impacted by $30 million but there was an adverse effect on the Company's costs before depreciation, amortization, share plans and restructuring and integration of $66 million. The Company expects that exchange rate movements will continue to have an overall negative effect on its results throughout 2004.

Despite the foreign exchange rate benefit, revenues declined in the first quarter of 2004 compared with the first quarter of 2003. With increased competitive pricing pressure and customers migrating to lower cost IP-based connections, this trend is likely to continue for the remainder of the year and therefore the Company now expects that full year revenues for 2004 will be lower than in 2003.

The Company's cost reduction programs are on track to deliver significant cost savings that may not fully offset the adverse effects of exchange rate movements and the revised revenue expectations. Therefore, operating income before depreciation, amortization, share plans, restructuring and integration for the full year 2004 is likely to be below the full year 2003.

The Company will continue to be managed with the objective of achieving breakeven at the operating free cash flow level in 2004.

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Equant will host a conference call for investors and analysts on April 29, 2004 at 10:00 a.m. (EST) and 4:00 p.m. (CET).

The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-718-354-1157 in North America or +44-20-7984-7576 in Europe and in France +33-1-70-70-81-99. A replay will be available through midnight EDT, Monday May 3, 2004 and can be accessed by dialing +1-719-457-0820. The passcode is 242860.

About Equant

Equant (Euronext Paris: EQU) (NYSE: ENT) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in approximately 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by 1287 global businesses as of March 31, 2004. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations	**Equant Investor Relations**

Fredric Emmert
+1 571 643 7114
fredric.emmert@equant.com

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

<u>Europe</u>
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

<u>Asia Pacific Australasia</u>
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom

Nilou du Castel
Responsible Presse Groupe France
Telecom
+33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+ 33 1 44 44 93 93
caroline.chaize@francetelecom.com